UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number: 0-31261
AtheroGenics, Inc.

(Exact name of registrant as specified in its charter)
8995 Westside Parkway
Alpharetta, Georgia 30009
(678) 336-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, No Par Value
Common Stock Purchase Rights
4.5% Convertible Notes due 2008
1.5% Convertible Notes due 2012

(Title of each class of securities covered by this Form)
N/A

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:
Common Stock, No Par Value: 1
Common Stock Purchase Rights: 1
4.5% Convertible Notes due 2008: 0
1.5% Convertible Notes due 2012: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, AtheroGenics, Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

ATHEROGENICS, INC.
Date: June 22, 2009	By:	/s/ Charles A. Deignan
Charles A. Deignan
President, Chief Financial Officer and Secretary